UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
Schedule 14f-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LIVE FIT CORP

(Exact name of registrant as specified in its corporate charter)

333-197291
Commission File No.:

Nevada (State or other jurisdiction of Incorporation or Organization)	90-1035363 (I.R.S. Employer Identification No.)

RM 1001, Unit 5, Building 8, ShangPin FuCheng FuZe Garden, YanJiao Development District, SanHe City, Heibei Province, China (Address of Principal Executive Offices)

+8618600638662
 (Registrant’s telephone number, including area code)

Lyoner Strasse 14, Frankfurt,
Germany 60528
(Former name or former address, if changed since last report)

August 19,2015

LIVE FIT CORP
SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to "Company," "we," "us", and "our" are Live Fit Corp and its consolidated subsidiaries, if any.
INTRODUCTION
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the Board of Directors of Live Fit Corp ("Company"). The date of this Information Statement is August 19, 2015.
This Information Statement was filed with the Securities and Exchange Commission (the "SEC") on August 19, 2015 and was mailed to our shareholders on that same date.
On August 14, 2015, our sole director and officer, Pawel Piesiecki tendered his resignation as a director. Additionally, on the same date, Mr. Piesiecki resigned from his officer positions, and Lu Zhong Hua was appointed as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company and as a director. On the tenth (10th) day after this Information Statement has been distributed to the shareholders, Mr. Piesiecki’s resignation as a director will be effective and Mrs. Hua will be the sole director of the Company.
No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's shareholders).
THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY'S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.
VOTING SECURITIES
The Company has 150,000,000 authorized shares of capital stock as of the date hereof, consisting of 130,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), and 20,000,000 shares of "blank check" preferred stock, par value $0.001 per share (the "Preferred Stock"). As of the date hereof, 20,700,000 shares of Common Stock are issued and outstanding. No shares of Preferred Stock are issued and outstanding. Each share of Common Stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued from time to time in one or more participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Company's Board of Directors providing for the issuance of such Preferred Stock or series thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding beneficial ownership of our Common Stock as of August 14, 2015 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our Common Stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (6)
Best Dynamic Investment Limited (1)	6,375,000	30.8%
Marvel Value Holdings Limited (2)	1,125,000	5.4%
Peak Access Limited (3)	1,125,000	5.4%
Plenty Asset Holdings Limited (4)	1,125,000	5.4%
Lu Zhong Hua (5)	6,375,000	30.8%
All Directors and Officers, as a group	6,375,000	30.8%
(1)  The address of Best Dynamic Investment Limited is RM 1001, Unit 5, Building 8, ShangPin FuCheng FuZe Garden, YanJiao Development District, SanHe City, Heibei Province, China. Lu Zhong Hua, our Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer, has sole voting and investment power over the shares.
(2)  The address of Marvel Value Holdings Limited is No. 101, Gate 3, Building 46, MeiGui Zhuangyuan, Shuanggang Town, South Zone, Tianjin City, China.  Zhang Ai Guo, the director of Marvel Value Holdings Limited, has sole voting and investment power over the shares.
(3) The address of Peak Access Limited is No.43, Gate 3, Building 8, People Garden, DongCheng District, Beijing, China.  Li Lian Hua, the director of Peak Access Limited, has sole voting and investment power over the shares.
(4)  The address of Plenty Asset Holdings Limited is No.5-1, HengCun Street 9, BaiNi Village, ShanShui District, Foshan City,GunangZhou City, China.  Liu Mian Guang, the director of Plenty Asset Holdings Limited, has sole voting and investment power over the shares.
(5)  Lu Zhong Hua is the sole director of Best Dynamic Investment Limited. She has sole voting and dispositive power over the shares. As such, she is deemed to have beneficial ownership of the shares.
(6)  Percentage ownership is based on 20,700,000 shares of Common Stock outstanding as of August 14, 2015. There are no outstanding options, warrants or other securities convertible into our Common Stock.

CHANGE OF CONTROL
On August 14, 2015, Pawel Piesiecki entered into a Stock Purchase Agreement with eight (8) entities formed under the laws of the British Virgin Islands (“Purchasers”), pursuant to which the Mr. Piesiecki sold to the Purchasers an aggregate of 12,500,000 shares of Common Stock, representing approximately 60.4% of the total issued and outstanding shares of Common Stock of the Company, for total consideration of $50,000. The transaction resulted in a change of control of the Company.
CHANGES TO THE BOARD OF DIRECTORS
Prior to the closing of the transaction, the sole officer and director of the Company was Pawel Piesiecki. Mr. Piesiecki resigned from his officer positions effective as of the closing and resigned as the sole director. However, in accordance with the terms and conditions of the Stock Purchase Agreement, his resignation as director will be effective ten (10) days following the filing of this Information Statement with the SEC and the distribution of this Information Statement to the Company’s shareholders. Mr. Piesiecki appointed Lu Zhong Hua to fill the vacancies as the sole officer of the Company that were created as a result of his resignation. In addition, Mr. Piesiecki appointed Mrs. Hua appointed to serve as a director of the Company.
DIRECTORS AND EXECUTIVE OFFICERS
To the best of our knowledge, except as set forth below, Lu Zhong Hua is not currently a director of, and has not held any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. There have been no transactions to which the Company was or is to be a party, in which Mrs. Hua had, or will have, a direct or indirect material interest. To the best of our knowledge, Mrs. Hua has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Lu Zhong Hua, age 41, currently serves as the Chief Executive Officer of JuXinDa (China) Industry Chain Group Co., Ltd. and as the Deputy Director of The National Economic Cooperation Committee. From August 2010 to March 2014, she served as the Chief Executive Officer of HongSheng Group Co., Ltd.  Prior to that time, from April 1999 to August 2010, Mrs. Hua served as Chairman of Beijing WenYong Culture Development Co., Ltd. Mrs. Hua holds a Bachelor’s degree.
There is no employment agreement between the Company and Mrs. Hua, nor is there any arrangement or plan in which we provide compensation, bonus, pension, retirement, or similar benefits to Mrs. Hua. There have been no transactions to which the Company was or is to be a party, in which Mrs. Hua had, or will have, a direct or indirect material interest.
We currently have only two directors on the Board, which includes Mr. Piesiecki, and do not have a separately-designated standing audit committee or other any committees that have been established by the Board. Our Board performs the functions that may delegated to an audit committee, compensation committee, and nominating committee in the future. We currently do not have any independent directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Lu Zhong Hua has not received or accrued any compensation from the Company, nor does he have any employment agreement with us. We have not adopted retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities (the "Reporting Persons"), to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended April 30, 2015, the Reporting  Persons complied with all applicable  Section 16(a) reporting requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.
LIVE FIT CORP

By: /s/ Lu Zhong Hua
Name: Lu Zhong Hua
Title: Chief Executive Officer

Dated: August 19, 2015